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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SOUPMAN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

8361199107

(CUSIP Number)

Jeffrey Freedman, 745 Hope Road, Eatontown, New Jersey 07724 (732) 483-4656

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	8361199107	Page	2	of	10	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony SPV II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,754,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,754,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,754,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Does not include 23,745,600 shares of Common Stock which may be acquired by exercising a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and converting the Series B Convertible Preferred Stock into Common Stock.

SCHEDULE 13D

CUSIP No.	8361199107	Page	3	of	10	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,754,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,754,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,754,400 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Does not include 23,745,600 shares of Common Stock subject to issuances upon the exercise of a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and the conversion of such shares the Series B Convertible Preferred Stock into Common Stock.

SCHEDULE 13D

CUSIP No.	8361199107	Page	4	of	10	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Freedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 547,000
	8	SHARED VOTING POWER 66,024,400
	9	SOLE DISPOSITIVE POWER 547,000
	10	SHARED DISPOSITIVE POWER 66,024,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,571,400 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Does not include 23,745,600 shares of Common Stock which may be acquired by exercising a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and converting the Series B Convertible Preferred Stock into Common Stock.

SCHEDULE 13D

CUSIP No.	8361199107	Page	5	of	10	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph W. Hagan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) [ ] (d) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,024,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,024,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,024,400 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(2)	Does not include 23,745,600 shares of Common Stock which may be acquired by exercising a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and converting the Series B Convertible Preferred Stock into Common Stock.

Item 2. Security and Issuer Identity and Background

This Schedule 13D (the “Schedule 13D”) relates to the common stock, $.001 par value per share ( the “Common Stock”), of Soupman, Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 1110 South Avenue, Suite 100, Staten Island, New York 10314.

Item 3. Identity and Background

(a)	This Schedule 13D is filed by WealthColony SPV II, L.P., WealthColony Management Group, LLC, Jeffrey Freedman and Joseph Hagan, (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is as follows:

Name	Principal Business Address

WealthColony SPV II, L.P.	745 Hope Road Eatontown, New Jersey 07724

WealthColony Management Group, LLC	745 Hope Road Eatontown, New Jersey 07724

Jeffrey Freedman	745 Hope Road Eatontown, New Jersey 07724

Joseph Hagan	745 Hope Road Eatontown, New Jersey 07724

(c)	The principal business of each of the Reporting Persons is as follows:

Name	Principal Business

WealthColony SPV II, L.P.	Sole business is to invest in securities of the Issuer

WealthColony Management Group, LLC	Manager of limited partnerships.

Jeffrey Freedman	Manager of WealthColony Management Group, LLC

Joseph Hagan	Manager of WealthColony Management Group, LLC

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The individual Reporting Persons are all citizens of the United States of America. Each of WealthColony SPV II, L.P. and WealthColony Management Group, LLC was formed under Delaware law.

Page 6 of 10 Pages

Item 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from the available working capital of WealthColony SPV II, L.P., and the personal funds of Jeffrey Freedman.

Item 5. PURPOSE OF TRANSACTION

On December 26, 2014, the Issuer issued a Warrant (the “Warrant”) to WealthColony SPV II, L.P. (the “Limited Partnership”) pursuant to which the Limited Partnership was granted the right to purchase up to 8,750,000 shares of the Issuer’s Series B Convertible Preferred Stock at a purchase price of $.20 per share. The Series B Convertible Preferred Stock has an initial conversion price of $.02 per share, subject to adjustment as provided in the Certificate of Designations, Rights and Preferences filed by the Issuer with the Delaware Secretary of State in connection with the establishment of the Series B Convertible Preferred Stock. The Warrant provides that if at the end of any thirty (30) day period following the Issue Date (December 26, 2016) the Limited Partnership has not exercised the Warrant for $291,666 of Series B Convertible Preferred Stock (after taking into account all prior exercises) for each such thirty (30) day period, the number of shares subject to the Warrant is subject to reduction. The Limited Partnership has exercised the Warrant for the requisite amount of Series B Preferred Stock and thus no reduction in the number of shares subject to the Warrant has been or will be made. The Warrant expires on August 24, 2016. The Limited Partnership acquired 6,375,440 shares of Series B Preferred Stock pursuant to exercises of the Warrant. The Limited Partnership converted such shares of Series B Preferred Stock into Common Stock at a conversion price of $.02 per share on the dates and in the denominations set forth.

	No. of Shares of	No. of Shares of
	Class B Preferred	Common Stock
Date	Stock Converted	Issued Upon Conversion

4-11-16	4,500,440	45,004,400
6.10-16	1,220,000	12,200,000
6-18-16	655,000	6,550,000

On January 2, 2015, the Issuer entered into a six month Consulting Agreement with Mighty Joe Marketing LLC (the “Consultant”), an affiliate of Joseph Hagan and Jeffrey Freedman, pursuant to which the Consultant agreed to render such advice and services in connection with shareholder relations as the Issuer may request. The description of such Consulting Agreement is hereby qualified in its entirety by reference to Exhibit 2 hereto. The Issuer has issued an aggregate of 2,270,000 shares of the Company’s Common Stock to the Consultant.

Page 7 of 10 Pages

The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or other securities and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to their investments in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 6. INTEREST IN SECURITIES OF THE ISSUER

(a) As described in Item 4, the Reporting Persons may be deemed the beneficial owners of up to 66,571,000 shares of Common Stock representing approximately 49.4% of the outstanding shares of the Issuer’s Common Stock. This does not include shares issuable upon the conversion of Series B Convertible Preferred Stock which are issuable upon exercise of the Warrant.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 134,842,989 shares of Common Stock outstanding as of June 11, 2016, as advised by the Issuer.

(b) By virtue of their control of the Limited Partnership, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the securities of the Issuer held by the Limited Partnership.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Exhibits 1-3 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Page 8 of 10 Pages

Item 8. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Warrant Agreement, dated December 26, 2014, between the Issuer and WealthColony SPV II, L.P. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein).

2	Consulting Agreement between the Issuer and Mighty Joe Marketing, LLC dated January 2, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein)

3	Joint Filing Agreement, dated June 29, 2016.

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2016

WEALTHCOLONY SPV, L.P.

By:	WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

/s/ Jeffrey Freedman

/s/ Joseph Hagan

Page 10 of 10 Pages